VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - unaudited)

For the three months ended July 31, 2020 and 2019

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. They include appropriate accounting principles, judgment and estimates in accordance with IFRS for unaudited condensed consolidated interim financial statements.

The Company's independent auditors have not performed a review of these unaudited condensed consolidated interim financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of unaudited condensed interim financial statements by an entity's auditors.

VIZSLA RESOURCES CORP.
(formerly Vizsla Capital Corp.)

Condensed Consolidated Interim Statements of Financial Position
Expressed in Canadian dollars - unaudited

	July 31,	April 30,
As at	2020	2020
	$	$
ASSETS

Current assets
Cash	33,529,187	2,583,910
Tax receivables	459,046	262,943
Prepaid expenses	172,509	106,344

Total current assets	34,160,742	2,953,197

Property, plant and equipment	47,045	38,769
Exploration and evaluation assets (Note 4)	7,696,452	6,647,715

Total assets	41,904,239	9,639,681

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	150,048	117,662
Due to related parties	-	25,253

Total liabilities	150,048	142,915

SHAREHOLDERS' EQUITY

Share capital (Note 5)	45,553,078	12,202,496

Reserves	3,094,999	2,126,899

Share to be issued (Note 4)	308,594	308,594

Deficit	(7,202,480)	(5,141,223)

Total shareholders' equity	41,754,191	9,496,766

Total liabilities and shareholders' equity	41,904,239	9,639,681

Note 1 - Nature of operations and going concern

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director	Director, Chairman

The accompanying notes are an integral part of these condensed consolidated interim financial statements

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Expressed in Canadian dollars, except for number of shares - unaudited

	Three Months	Three Months
	Ended	Ended
	July 31, 2020	July 31, 2019
	$	$

General and administrative expenses
Amortization	3,362	237
Consulting fees	194,094	73,643
Insurance	9,275	3,698
Exploration	-	46,912
Marketing	490,806	19,722
Office and miscellaneous	62,439	33,021
Professional fees	56,977	67,948
Share based compensation (Note 6)	968,100	189,525
Transfer agent and filing	9,968	14,171
Travel and promotion	-	28,179
Foreign exchange	266,236	-

Net loss and comprehensive loss	2,061,257	477,056

Basic and diluted loss per share	(0.06)	(0.01)

Weighted average number of common shares
- Basic and diluted	34,127,628	28,020,352

The accompanying notes are an integral part of these condensed consolidated interim financial statements

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Condensed Consolidated Interim Statements of Cash Flows Expressed in Canadian dollars - unaudited

	Three Months	Three Months
	Ended	Ended
	July 31, 2020	July 31, 2019
	$	$
Operating activities

Net loss for the period	(2,061,257)	(477,056)
Items not affecting cash:
Amortization	3,362	237
Share based compensation	968,100	189,525

Changes in non-cash working capital items:
Accounts payable and accrued liabilities	32,386	(36,259)
Due to/from related parties	(25,253)	(5,500)
Taxes receivable	(196,103)	14,525
Prepaid expenses	(66,165)	(43,785)

Net cash flows provided by (used in) operating activities	(1,344,930)	(358,313)

Investing activities

Advances	-	(73,000)
Exploration and evaluation expenditures	(1,048,737)	-
Purchase of equipment	(11,638)	(1,820)

Net cash flows (used in) investing activities	(1,060,375)	(74,820)

Financing activities

Deferred finance costs	-	-
Cash proceeds of common shares issued (net of share issue costs)	33,350,582	1,885,774

Net cash flows provided by (used in) financing activities	33,350,582	1,885,774

Increase (Decrease) in cash	30,945,277	1,452,641

Cash, beginning of period	2,583,910	150,222

Cash, end of period	33,529,187	1,602,863

Note 8 - Non-cash Investing and Financing Activities

The accompanying notes are an integral part of these condensed consolidated interim financial statements

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Consolidated Statements of Changes in Equity

Expressed in Canadian dollars, except for number of shares

	Common shares
	Number	Amount	Reserves	Share to be	Deficit	Total
				issued
		$	$	$	$	$
Balance, April 30, 2019	20,133,335	2,183,961	288,466	-	(934,193)	1,538,234

Shares issued pursuant to private placement	28,244,768	7,874,438	125,262	-	-	7,999,700
Shares issued pursuant to exercise of warrants and options	4,267,245	1,073,617	-	-	-	1,073,617
Shares issued upon acquisition of Canam Alpine Ventures Ltd.	6,250,000	1,896,987	-	-	-	1,896,987
Share issuance costs - cash	-	(557,713)	-	-	-	(557,713)
Share issuance costs - finders warrants	-	(268,794)	268,794	-	-	-
Share to be issued	-	-	-	308,594	-	308,594
Stock based compensation	-	-	1,444,377	-	-	1,444,377
Net loss and comprehensive loss for the year	-	-	-	-	(4,207,030)	(4,207,030)

Balance, April 30, 2020	58,895,348	12,202,496	2,126,899	308,594	(5,141,223)	9,496,766

Shares issued pursuant to private placement and prospectus	27,035,500	32,559,620	-	-	-	32,559,620
Shares issued pursuant to exercise of warrants and options	2,647,404	790,962	-	-	-	790,962
Stock based compensation	-	-	968,100	-	-	968,100
Net loss and comprehensive loss for the year	-	-	-	-	(2,061,257)	(2,061,257)

Balance, July 31, 2020	88,578,252	45,553,078	3,094,999	308,594	(7,202,480)	41,754,239

The accompanying notes are an integral part of these condensed consolidated interim financial statements

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended July 31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

1. Nature and Continuance of Operations and Going Concern

The Company was incorporated on September 26, 2017 under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 6, 2018, the Company changed its name to Vizsla Resources Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada in one business segment.

The head office and principal address of the Company is located at 1001- 1030 West Georgia Street, Vancouver, B.C., V6E 3B9.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

These condensed consolidated interim financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company emphasises that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. The most significant of these being the Company's ability to carry out its business objectives dependent on the Company's ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future. Other uncertainties include the fact that the Company is currently in the exploration stage for its interests in the Blueberry property in British Columbia, Canada (see Note 5), the economic viability of which have not been fully assessed. The Company has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of capitalized costs on the Blueberry property is uncertain and dependent upon projects achieving commercial production or sale. The outcome of these matters cannot be predicted at this time. The Company is considering a number of alternatives to secure additional capital including obtaining funding facilities or equity financings. Although management intends to secure additional financing there is no assurance management will be successful or that it will establish future profitable operations. These factors together raise substantial doubt about the Company's ability to continue as a going concern.

	July 31,	April 30,
	2020	2020

Deficit	$(7,202,480)	$(5,141,223)
Working capital	$34,010,694	$2,810,282

If the going concern assumption was not appropriate for these condensed consolidated interim financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the consolidated statements of financial position classifications used and such amounts would be material.

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended July 31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

2. Significant Accounting Policies and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company's April 30, 2019 audited annual consolidated financial statements and the notes to such financial statements.

These condensed consolidated interim financial statements are based on the IFRS issued and effective as of March 30, 2020, the date these condensed consolidated interim financial statements were authorized for issuance by the Company's Board of Directors, and follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements, except for the impact of the changes in accounting policies disclosed below:

a) Basis of consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company, NorthBase Resources Inc. and Canam Alpine Ventures Ltd., the Company's wholly owned subsidiaries. (Note 4)

b) New accounting standard and interpretation

The Company adopted the following new accounting standard and interpretation:

IFRS 16, Leases (effective January 1, 2019) introduced new requirements for the classification and measurement of leases. Under IFRS 16, a lessee no longer classifies leases as operating or financing and records all leases on the condensed consolidated statement of financial position, unless the lease term is 12 months or less or the underlying asset has a low value. The Company has applied a modified retrospective transition approach. The Company does not have any leases, and as a result, this standard had no impact on the Company's condensed consolidated interim financial statements on adoption.

IFRIC 23, Uncertainty over Income Tax Treatments (effective January 1, 2019) provides guidance when there is uncertainty over income tax treatments including, but not limited to, whether uncertain tax treatments should be considered separately; assumptions made about the examination of tax treatments by tax authorities; the determination of taxable profit, tax bases, unused tax losses, unused tax credits, and tax rates; and, the impact of changes in facts and circumstances. This interpretation did not have an impact on the Company's condensed consolidated interim financial statements.

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended July 31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

2. Significant Accounting Policies and Basis of Presentation (cont'd…)

c) Accounting standards issued but not yet adopted

The Company has not applied the following amendment that has been issued but is not yet effective:

Amendments to IFRS 3, Business Combinations (effective January 1, 2020) assist in determining whether a transaction should be accounted for as a business combination or an asset acquisition. It amends the definition of a business to include an input and a substantive process that together significantly contribute to the ability to create goods and services provided to customers, generating investment and other income, and it excludes returns in the form of lower costs and other economic benefits. The Company has not elected to apply this amendment early.

4. Exploration and Evaluation Assets

Exploration and evaluation assets are summarized in the table below:

	July 31,	April 30,
	2020	2020
Northbase Resources Inc. - Blueberry Property (a)	$1,457,886	$1,457,886
Canam Alpine Ventures Ltd. - Panuco-Copala property (b)	7,603,566	5,189,829
	$9,061,452	$6,647,715

a. Acquisition of Northbase Resources Inc.

On January 16, 2019, pursuant to a definitive share exchange agreement dated December 17, 2018, the Company acquired all of the issued and outstanding common shares of Northbase Resources Inc. ("Northbase") a private British Columbia company which controls a district-scale (20,265 hectare) land package known as the Blueberry Property in the Babine porphyry copper district in central British Columbia. Under the terms of the acquisition, the holders of Northbase shares received one common share of the Company in exchange for each Northbase share held.

The Company issued an aggregate 9,100,001 common shares in connection with the acquisition at a fair value of $0.15 per common share (Note 8). The shares are subject to a four month hold period.

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended July 31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

4. Exploration and Evaluation Assets (continued)

a. Acquisition of Northbase Resources Inc. (continued)

The transaction was accounted for as an asset acquisition. The purchase consideration was as follows:

Share consideration	$1,365,000
Transaction costs	15,612
Consideration given	$1,380,612

The allocation of the purchase price to the assets acquired and liabilities assumed was based upon estimated fair value at the date of acquisition as below:

Cash	$44,630
Accounts payable and accrued liabilities	(21,485)
Exploration and evaluation asset	1,357,467
Net assets acquired	$1,380,612

Blueberry Property

Cost related to the properties can be summarized as follows:

	Balance,		Balance,		Balance,
	April 30,		April 30,		July 31,
	2019	Additions	2020	Additions	2020
	$	$	$	$	$
Acquisition costs
Shares	1,357,467	-	1,357,467	-	1,357,467
	1,357,467	-	1,357,467	-	1,357,467
Exploration costs
Analysis	-	15,365	15,365	-	15,365
Equipment	-	13,800	13,800	-	13,800
Geophysical consulting	-	45,499	45,499	-	45,499
Project management	-	6,130	6,130	-	6,130
Travel, supplies and field expenses	-	19,625	19,625	-	19,625
	-	100,419	100,419	-	100,419
				-
Balance	-	100,419	1,457,886	-	1,457,886

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended July 31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

4. Exploration and Evaluation Assets (continued)

b. Acquisition of Canam Alpine Ventures Ltd.

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam SA DE CV and Operaciones Canam Alpine SA DE CV.

According to the Agreement, the Company agreed to pay the consideration of $45,000 cash ($30,000 not paid) and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1:	Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares;
- Milestone event 2:	Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares.

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Millstone event 1 and 2 for a total of 750,000 common shares as finders' fees. As of April 30, 2020, neither of the above milestone events occurred.

The Company recorded $296,250 and $12,345 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured and settlement is accounted for in equity.

The transaction was accounted for as an asset acquisition. The purchase consideration was as follows:

Cash consideration	$45,000
Share consideration	1,798,237
Share consideration to finders	98,750
Contingent consideration	308,595
Effective settlement of Loans receivable (note 5)	1,064,647
Transaction cost - legal fee	125,190
Total consideration given	$3,440,419

The whole purchase price was allocated to exploration and evaluation asset since Canam has no other asset and liability on the date of acquisition.

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended July 31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

4. Exploration and Evaluation Assets (continued)

Panuco - Copala Property

On August 8, 2019 Canam entered into an option agreement with Minera Rio Panuco SA de CV ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020 (Note 16).

On September 9, 2019, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.

Panuco - Copala Property

Costs related to the properties can be summarized as follows:

	Balance,		Balance,
	April 30,		July 31,
	2020	Additions	2020
	$	$	$
Acquisition costs

- Cash	45,000	-	45,000
- Shares issued	1,896,987	-	1,896,987
- Contingent consideration	308,595	-	308,595
- Effective settlement of Loans receivable	1,064,647	-	1,064,647
	3,440,419	-	3,440,419

Exploration costs

Analysis	162,056	19,890	181,946
Drilling	368,376	338,057	706,433
Equipment	69,283	19,160	88,443
Geological Consulting	553,226	313,965	867,191
Maintenance	174,717	164,310	339,027
Field Cost	357,157	167,705	524,862
Travel and Misc.	64,595	25,650	90,245
	1,749,410	1,048,737	2,798,147

Balance	5,189,829	1,048,737	6,238,566

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended July 31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

4. Exploration and Evaluation Assets (continued)

Following is a summary of the terms of exercising the options:

	Panuco		Copala
	Work	Option	Work	Option
	Commitment	Payment	Commitment	Payment
Milestone	(USD)	(USD)	(USD)	(USD)
On signing	$-	$450,000	$-	$335,575
12 month anniversary of signing	$1,000,000	$-	$711,500	$450,000
24 month anniversary of signing	$1,000,000	$3,050,000	$711,500	$2,134,500
36 month anniversary of signing	$-	$4,000,000	$-	$2,846,000
48 month anniversary of signing	$-	$5,000,000	$-	$3,557,500
60 month anniversary of signing	$-	$5,000,000	$-	$4,269,000
72 month anniversary of signing	$-	$5,500,000	$-	$6,407,425
Total	$2,000,000	$23,000,000	$1,423,000	$20,000,000

5. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended July 31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

5. Share Capital (cont'd…)

b) Issued and Outstanding

As at July 31, 2020, 57,877,968 (April 30, 2019: 20,133,335) common shares with no par value were issued and outstanding.

During the three months ended July 31, 2020, the Company issued common shares of the Company (the "Shares") as follow:

• On June 6, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 13,192,829 Units of the Company at a price of $0.15 per Unit for gross proceeds of $1,978,924. Each Unit consists of common share and one share purchase warrant exercisable for at $0.25 for a period of 2 years. The Company paid a cash fee of $87,150 and issued 621,000 brokers warrants in connection with the financing. The fair value of broker warrant is $42,120.

• On November 5, 2019, the Company issued 6,250,000 common shares in connection with the acquisition of Canam Alpine Ventures Ltd (Note 4b).

• On November 28, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 9,058,500 common shares of the Company at a price of $0.40 per common share for gross proceeds of $3,623,000. The Company paid a cash fee of $217,380 and issued 543,510 compensation options in connection with the financing. Each compensation option is exercisable at $0.40 for a period of one year.

• On December 5, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 941,500 common shares of the Company at a price of $0.40 per common share for gross proceeds of $376,600. The Company paid a cash fee of $22,596 and issued 56,490 compensation options in connection with the financing. Each compensation option is exercisable at $0.40 for a period of one year. In addition, the Company paid a corporate finance fee of $80,000 and issued 200,000 warrants exercisable at $0.40 for a period of one year.

• On December 20, 2019, the Company completed a private placement, whereby the Company issued an aggregate of 5,051,939 common shares of the Company at a price of $0.40 per common share for gross proceeds of $2,020,776. The Company paid a cash fee of $121,247 and issued 88,200 compensation options in connection with the financing. Each compensation option is exercisable at $0.40 for a period of two years.

• On June 18, 2020, the Company closed a prospectus offering whereby it issued 10,752,500 common shares of the Company at a price of $0.43 per common share for gross proceeds of $4,623,575. In connection with the prospectus offering, the Company paid finders fees of $277,415 and issued 645,150 finders warrants entitling the holder to purchase an additional common share of the Company at $0.43 per share for a period of two years.

• On July 30, 2020, the Company closed a brokered private placement whereby it issued 16,043,000 units of the Company at a price of $1.87 per unit for gross proceeds of $30,000,410. Each unit consist of one common share and one warrant exercisable at $2.40 and expiring July 30, 2022. In connection with the financing, the Company paid finders fees of $1,813,465 and issued 962,580 finders warrants entitling the holder to purchase an additional common share of the Company at $1.87 per share for a period of two years.

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended July 31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

• On July 30, 2020, the Company closed a non-brokered private placement whereby it issued 240,000 units of the Company at a price of $1.87 per unit for gross proceeds of $448,800. Each unit consist of one common share and one warrant exercisable at $2.40 and expiring July 30, 2022. In connection with the financing, the Company paid finders fees of $13,464.

• During the three months ended July 31, 2020, 2,605,304 warrants were exercised for proceeds of $746,362.

• During the three months ended July 31, 2020, 110,000 options were exercised for proceeds of $42,100.

c) Escrow shares

As at July 31, 2020, the Company has 3,847,500 common shares held in escrow (April 30, 2019: 7,162,500).

d) Warrants

Warrants

As at July 31, 2020, the Company has 10,350,945 warrants exercisable.

The following is a summary of warrant transactions for the nine months ended July 31, 2020 and year ended April 30, 2020.

	July 31, 2020		April 30, 2020
	Number of	Weighted	Number of	Weighted
	warrants	average	warrants	average
		exercise		exercise
		price		price
		$		$
Warrants outstanding, beginning of the period	11,040,617	0.20	355,833	0.15
Issued	1,847,732	1.44	14,702,029	0.26
Exercised	(2,537,404)	(0.17)	(4,017,245)	(0.24)
Warrants outstanding, end of the period	10,350,945	0.47	11,040,617	0.20

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended July 31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

5. Share Capital (cont'd…)

d) Warrants (cont'd…)

The following warrants were outstanding and exercisable July 31, 2020:

	Exercise	Number of warrants
Expiry date	price	outstanding and exercisable
September 19, 2020	$0.15	2,592
June 6, 2021	$0.25	8,257,131
November 28, 2021	$0.40	103,290
December 5, 2021	$0.40	113,725
December 18, 2021	$0.40	26,475
June 18, 2022	$0.43	645,150
July 30, 2022	$1.87	962,582
July 30, 2022	$2.40	240,000

The fair value of the warrants granted was calculated as of the grant date using the Black- Scholes option pricing model with the following assumptions:

Risk Free Interest Rate	1.38%
Expected Dividend Yield	-
Expected Volatility	125%
Expected Term in Years	2 years

The Company recorded $0.07 per warrant with a cumulative total fair value of $42,120 against reserves.

f) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years and the exercise price of each option is determined by the directors, but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended July 31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

5. Share Capital (cont'd…)

f) Options (cont'd…)

The continuity of stock options for the nine months ended July 31, 2020 and April 30, 2020 is as follows:

	July 31, 2020		April 30, 2020
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
		$		$
Options outstanding, beginning of the period	5,343,000	0.35	2,010,000	0.15
Issued	1,570,000	0.79	3,613,000	0.47
Cancelled	(45,000)	(0.79)	(30,000)	(0.15)
Exercised	(110,000)	(0.38)	(250,000)	(0.41)
Options outstanding, end of the period	6,758,000	0.45	5,343,000	0.35

The following options were outstanding and exercisable as July 31, 2020:

	Exercise	Number of Options
Expiry date	price	outstanding and exercisable
February 27, 2029	$0.15	1,980,000
June 13, 2024	$0.17	1,268,000
December 24, 2024	$0.56	400,000
December 30, 2024	$0.69	1,480,000
January 7, 2025	$0.72	105,000
June 29, 2025	$0.79	1,525,000

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk Free Interest Rate	0.36%-1.66%
Expected Dividend Yield	-
Expected Volatility	112%-126%
Expected Term in Years	5 years

The Company recorded total fair value of $968,100 and $189,525 as share based compensation for the three months ended July 31, 2020 and 2019.

VIZSLA RESOURCES CORP.

(formerly Vizsla Capital Corp.)

Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended July 31, 2020 and 2019
Expressed in Canadian dollars, except for number of shares

6. Related Party Transactions

During the three months ended July 31, 2020 and 2019, the Company has the following related party transactions:

(a) The Company has incurred $110,000 and $30,000 in consulting fees to the Company's Officers as compensation.

(b) The Company has incurred $40,000 and $Nil in consulting fees to the Company's Directors as compensation.

(c) The Company has granted 960,000 (2019: Nil) stock options in total to directors, officers and consultants of the Company (Note 5f).

These transactions are in the normal course of operations and have been valued in these condensed consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.